SHAREHOLDER SERVICES AGREEMENT
     This SHAREHOLDER SERVICES AGREEMENT (“Agreement”) dated March 7, 2011, is by and between Anchor Series Trust (the “Trust”), on behalf of the Class 2 and Class 3 shares of its separately designated series, listed on Schedule A (each, a “Portfolio”), and First SunAmerica Life Insurance Company ( the “Life Company”). The Trust and the Life Company are collectively referred to as the “Parties.”
     WHEREAS, the Trust has adopted a service plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Class 2 Plan” and “Class 3 Plan:” collectively, the “Plans”), for the Class 2 shares and Class 3 shares, respectively of certain separate series of the Trust (each, a “Portfolio”, and collectively, the “Portfolios”); and
     WHEREAS, the Life Company has agreed to provide, or arrange to provide, certain shareholder services to the Contract owners who are indirect beneficial owners of Class 2 and Class 3 shares of the Portfolio (“Covered Services”), including such Covered Services as may be requested by the Board of Trustees of the Trust (the “Board”) from time to time, in connection with Class 2 and/or Class 3 shares of the Portfolios; and
     WHEREAS, the Life Company issues variable life insurance policies and/or variable annuity contracts (collectively, the “Contracts”); and
     WHEREAS, the Life Company has entered into one or more Participation Agreements (as may be amended and restated from time to time) with the Trust, pursuant to which the Trust has agreed to make shares of certain of its Portfolios available for purchase by one or more of the Life Company’s separate accounts or divisions thereof (each, a “Separate Account”), in connection with the allocation by Contract owners of purchase payments to corresponding investment options offered under the Contracts; and
     WHEREAS, the Life Company expects that the Trust and its Portfolios can derive certain benefits from the Life Company’s performance of the Covered Services listed on Schedule B hereto for the Trust in connection with the Contracts issued by the Life Company; and
     WHEREAS, the Life Company desires to be compensated for providing such Covered Services to Contract owners who are indirect beneficial owners of either Class 2 or Class 3 shares; and
     WHEREAS, the Trust desires to retain the Covered Services of the Life Company and to compensate the Life Company for providing such Covered Services;
     WHEREAS, the Trust has authorized the Life Company to enter into agreements with financial intermediaries to provide compensation to such financial intermediaries for providing Covered Services to Contract owners who are indirect beneficial owners of Class 2 or Class 3 shares of a Portfolio (hereinafter referred to as a “service fee”; and
     WHEREAS, the Life Company may reallocate all or a portion of its service fee (as defined herein) to such financial intermediaries;
     NOW, THEREFORE, the Parties agree as follows:

Section 1. Shareholder Services; Payments Therefor.
     (a) The Life Company shall provide the Covered Services set out in Schedule B, attached hereto and made a part hereof, as the same may be amended from time to time. For such services, the Trust agrees to pay to the Life Company a fee (the “Service Fee”) equal to 0.15% and 0.25% of the average daily net assets of the Portfolios’ Class 2 and Class 3 shares, respectively, attributable to the Contracts issued by the Life Company.
     (b) The Trust shall calculate the Service Fee at the end of each month and will make such payment to the Life Company, without demand or notice by the Life Company, within 30 days thereafter, in a manner mutually agreed upon by the Parties from time to time.
Section 2. Nature of Payments.
     The Parties to this Agreement recognize and agree that payments hereunder are for Covered Services only and do not constitute payment in any manner for investment advisory or distribution services and are not otherwise related to investment advisory or distribution services or expenses. The Life Company represents and warrants that the fees to be paid hereunder for Covered Services to be rendered by the Life Company pursuant to the terms of this Agreement are to compensate the Life Company only for providing Covered Services to the Trust, do not reimburse or compensate the Life Company for providing distribution services with respect to the Contracts or any Separate Account, and are not duplicative of any services that the Life Company provides to the Trust pursuant to any other agreement. Nothing herein shall prohibit the Life Company from collecting payments in any given year, as provided hereunder, in excess of expenditures made during such year to financial intermediaries for the services provided herein.
Section 3. Reports.
     The Life Company acknowledges that the Trust is obligated to provide to the Board, at least quarterly, a written report of the amounts expended pursuant to the Plans and this Agreement and the purposes for which such expenditures were made. Accordingly, the Life Company agrees to provide the Trust with such assistance as the Trust may reasonably request so that the Trust can report such information to the Board in a timely manner.
     The Life Company further agrees to provide the Trust with such assistance as the Trust may reasonably request with respect to the preparation and submission of reports and other documents pertaining to the Trust to appropriate regulatory bodies and third party reporting services.
Section 4. Term and Termination.
     (a) This Agreement shall continue in effect for a period of more than one year from the date of its execution only so long as such continuance is specifically approved by a vote of the Board, and of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plans or in any agreements related to the Plans, cast in person at a meeting called for the purpose of voting on the Plans or agreements.
     (b) Any Party may terminate this Agreement, without the payment of any penalty, on 6 months prior written notice to the other Party. This Agreement may be terminated as to any Portfolio or class at any time by a vote of a majority of the members of the Board who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plans or any agreements related to the Plans or by a vote of a majority of the outstanding voting securities of the Portfolio or class (as applicable).
     (c) This Agreement shall automatically terminate in the event of its assignment.
Section 5. Amendment; Entire Agreement.
     This Agreement may be amended upon mutual agreement of the Parties in writing. However, the Parties recognize that the Plans that this Agreement implements may not be amended to increase materially the amount to be spent for distribution without shareholder approval and that all material amendments of the Plans must be approved by a vote of the Board, and of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plans or in any agreements related to the Plans, cast in person at a meeting called for the purpose of voting on the Plans or agreements. This Agreement, together with the Schedules attached hereto, constitutes the sole agreement between the Parties regarding the Covered Services listed on Schedule B hereto.
Section 6. Notices.
     All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered:
FIRST SUNAMERICA LIFE INSURANCE COMPANY

21650 Oxnard Avenue
Woodland Hills, California 91367
Attention: Executive Vice President
with a copy to:

FIRST SUNAMERICA LIFE INSURANCE COMPANY

1 SunAmerica Center
Los Angeles, California 90067-6022
Attention: General Counsel
ANCHOR SERIES TRUST

Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311-4992
Attention: Gregory N. Bressler
with a copy to:

SunAmerica Life Companies

1 SunAmerica Center
Los Angeles, California 90067-6022
Attention: Mallary Reznik

Section 7. Miscellaneous.
     (a) Indemnification. The Life Company agrees to indemnify and hold harmless the Trust and each of its Trustees, officers, employees and agents and each person, if any, who controls the Trust within the meaning of Section 15 of the Securities Act of 1933 (the “Indemnified Parties”) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Life Company) or expenses (including without limitation the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, “Losses”) to which the Indemnified Parties may become subject under any statute or regulation, or common laws or otherwise, insofar as such Losses arise out of the Life Company’s negligent or willful act, omission or error relating to this Agreement or the Life Company’s breach of this Agreement.
     The Trust agrees to indemnify and hold harmless the Life Company and each of its officers, directors, employees and agents and each person, if any, who controls the Life Company within the meaning of Section 15 of the Securities Act of 1933 (the “Indemnified Parties”) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust) or expenses (including without limitation the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, “Losses”) to which the Indemnified Parties may become subject under any statute or regulation, or common laws or otherwise, insofar as such Losses arise out of the Trust’s negligent or willful act, omission or error relating to this Agreement or the Trust’s breach of this Agreement.
     (b) Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and permitted assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns.
     (c) Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the Parties any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties.
     (d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.
     (e) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of New York without reference to the conflict of law principles thereof; provided that if New York law conflicts with the Investment Company Act of 1940, the provisions of the latter shall control.
     (f) Severability.
     (i) This Agreement shall be severable as it applies to each Portfolio, and action on any matter shall be taken separately for each Portfolio affected by the matter.
     (ii) This Agreement shall be considered to be a separate and severable agreement between the Trust and each respective Life Company.
     (iii) If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.
     (g) Liability of Massachusetts Business Trusts. With respect to the Trust, which is organized as a Massachusetts business trust, the declaration of trust establishing the Trust, a copy of which is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that the name of the Trust refers to the trustees collectively as Trustees, not as individuals or personally; and that no Trustee, shareholder, officer, employee or agent of such Trust shall be held to any personal liability, nor shall resort be had to their private property for the satisfaction of any obligation or claim or otherwise in connection with the affairs of the Trust or any Portfolio; but that the Trust estate shall be liable. Notice is hereby given that nothing contained herein shall be construed to be binding upon any of the Trustees, officers, or shareholders of such trust individually.
     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date of first above written.

FIRST SUNAMERICA LIFE INSURANCE COMPANY

By:	/s/ JANA W. GREER Jana W. Greer
President & CEO

ANCHOR SERIES TRUST

By:	/s/ JOHN T. GENOY John T. Genoy
President

SCHEDULE A
Portfolios of Anchor Series Trust
Asset Allocation Portfolio
Capital Appreciation Portfolio
Government and Quality Bond Portfolio
Growth Portfolio
Natural Resources Portfolio

SCHEDULE B
     The Life Company shall provide the Covered Services as set forth below. This Schedule, which may be amended from time to time as mutually agreed upon by the Life Company and the Trust, constitutes an integral part of the Agreement to which it is attached. Capitalized terms used herein shall, unless otherwise noted, have the same meaning as the defined terms in the Agreement to which this Schedule relates.
     Covered Services shall include without limitation:
a) Distribution of shareholder reports, annual prospectuses, and annual statements of additional information to existing Contract owners (but not to prospective investors);
b) The preparation, printing and distribution of reports of values to owners of Contracts who have contract values allocated to the Portfolios;
c) Compensating financial intermediaries and broker-dealers to pay or reimburse them for their services or expenses solely in connection with their provision of the types of services covered by this Agreement and the respective Plan to existing Contract owners;
d) Receiving and answering correspondence from existing Contract owners (including requests for prospectuses and statements of additional information for the Trust);
e) Answering questions about the Portfolios from existing Contract owners;
f) Preparation, printing and distribution of subaccount performance figures for subaccounts investing in the Portfolios; and
g) Other shareholder services as mutually agreed upon by the parties.